EXHIBIT 99.1

Bellatrix Reminds Shareholders of Voting Cut-Off for Upcoming Shareholder Meeting and First Quarter Conference Call and Webcast Details

CALGARY, Alberta, May 07, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) would like to remind shareholders they have until 3:00 pm (Calgary Time) on Monday May 7, 2018 to vote their shares for the upcoming Annual and Special Meeting (the “Meeting”) of Bellatrix shareholders to be held 3:00 pm (Calgary Time) on Wednesday May 9, 2018.

Shareholders are urged to carefully read the information circular prepared in connection with the Meeting. A copy of the information circular in addition to other Meeting materials are available on SEDAR at www.sedar.com and on Bellatrix’s website at www.bxe.com/investors/presentations-events.cfm.  Management of Bellatrix recommends a vote FOR all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE VOTE TODAY.

HOW TO VOTE
Shareholders are encouraged to vote today using the internet, telephone or facsimile.

Registered shareholders may vote by:

  Internet:  www.investorvote.com
  Telephone: 1-866-732-8683
  Attending the meeting in person: the Mayfair Room, The Westin Hotel, 320- 4th Avenue SW., Calgary Alberta, T2P 2S6

Non-registered shareholders may vote by:
Shareholders who hold shares of Bellatrix through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them. In most cases, non-registered shareholders will receive a voting instruction form as part of the meeting materials. Non-registered shareholders are encouraged to vote today using the internet or telephone following the instructions on the voting instruction form.

In addition, certain non-registered shareholders of Bellatrix may be contacted by Laurel Hill Advisory Group, the Company's proxy solicitation agent, to obtain votes directly over the phone utilizing the Broadridge QuickVote™ service.

Shareholders Questions
Shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group, the Company's proxy solicitation agent, by telephone or email as set forth below.

Laurel Hill Advisory Group

  By telephone (North American Toll Free) at: 1-877-452-7184
  By telephone (Collect outside North America) at: +1-416-304-0211
  By email at: assistance@laurelhill.com

Bellatrix plans to release its first quarter operational and financial results after markets close on May 8, 2018.  Additionally, Bellatrix will host a conference call to discuss the first quarter results on May 9, 2018 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239.  The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://www.bxe.com/investors/presentations-events.cfm. The webcast will be archived in the investors section for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com